[ADC Letterhead]
May 5, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Jorge A. Rivera, Staff Attorney

Re:	ADC Telecommunications, Inc. Form 10-K for Fiscal Year Ended October 31, 2007 Filed December 18, 2007 File No. 000-01424
Dear Mr. Rivera,
     On behalf of ADC Telecommunications, Inc., I acknowledge receipt of your division’s letter dated April 29, 2008 related to the above referenced filing. As we discussed on May 1, 2008, due to the internal review process of the subject matter raised in your letter, we would like additional time beyond May 13, 2008 to respond to the comments. We expect to deliver our response on or before Monday, June 2, 2008.
     Please call me at (952) 917-0940 if there are any concerns regarding our proposed timetable.

Sincerely,
/s/ James G. Mathews
James G. Mathews
Vice President and Chief Financial Officer